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LOGO                 Uno Restaurant Corporation, 100 Charles Park Road, West
                     Roxbury, MA 02132
                     617-323-9200

                               September 29, 1998

Dear Stockholder:

     Uno Restaurant Corporation is offering to purchase up to 1,000,000 shares of its Common Stock, $.01 par value per Share (the "Common Stock" or the "Shares"), from its stockholders at a price not in excess of $7.00 nor less than $5.75 per Share (the "Offer"). The Offer represents approximately 9.4% of the currently outstanding Shares. The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on October 30, 1998, unless the Offer is extended.

     The Board of Directors has concluded that the purchase of Shares pursuant to the Offer is a prudent use of the Company's financial resources. The Offer provides stockholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell such Shares for cash at a price equal to or in excess of current market prices at the date the Offer was announced without the usual transaction costs associated with market sales.

     The Company is conducting the Offer through a procedure commonly referred to as a "dutch auction," which allows you to select the price, within the range of $5.75 to $7.00 per Share, at which you are willing to sell your Shares to the Company. The Company will select the lowest purchase price that will allow it to purchase up to 1,000,000 Shares and that same price will be paid for all Shares purchased in the Offer.

     All Shares properly tendered at or below the purchase price so selected will be purchased at such purchase price in cash, subject to the terms and conditions of the Offer, including proration in the event more Shares are tendered at or below such purchase price than will be purchased by the Company. All Shares not purchased pursuant to the Offer, including Shares tendered at prices in excess of the purchase price and Shares not purchased because of proration or conditional tenders, will be returned at the Company's expense.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, EACH STOCKHOLDER MUST MAKE HIS OWN DECISION WHETHER TO TENDER SHARES, AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

                                     (over)
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     The Offer is explained in greater detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these documents carefully before making any decision with respect to the Offer. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase and the Letter of Transmittal, you may call the Information Agent for the Offer, ChaseMellon Shareholder Services, L.L.C. at 800-549-9249.

                                          Very truly yours,

                                          /s/ Aaron D. Spencer

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                                          Aaron D. Spencer, Chairman

                                          /s/ Craig S. Miller

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                                          Craig S. Miller, Chief Executive
                                          Officer